SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) basis results

Post-tax operating profit based on longer-term investment returns

Results analysis by business area

		2015 £m	2014 £m
		Half year	Half year	Full year
	Note		note (iii)	note (iii)
Asia operations
New business	3	664	494	1,162
Business in force	4	410	339	739
Long-term business		1,074	833	1,901
Eastspring Investments		50	36	78
Development expenses		(2)	(1)	(1)
Total		1,122	868	1,978
US operations
New business	3	371	376	694
Business in force	4	441	401	834
Long-term business		812	777	1,528
Broker-dealer and asset management		8	(5)	6
Total		820	772	1,534
UK operations*
New business	3	155	139	259
Business in force	4	256	241	476
Long-term business		411	380	735
General insurance commission		14	9	19
Total UK insurance operations		425	389	754
M&G		203	182	353
Prudential Capital		6	18	33
Total		634	589	1,140
Other income and expenditurenote (i)		(275)	(280)	(531)
Solvency II and restructuring costsnote (ii)		(23)	(14)	(36)
Results of the sold PruHealth and PruProtect businesses		-	8	11
Operating profit based on longer-term investment returns		2,278	1,943	4,096
Analysed as profits (losses) from:
New business*	3	1,190	1,009	2,115
Business in force*	4	1,107	981	2,049
Long-term business*		2,297	1,990	4,164
Asset management		267	231	470
Other results		(286)	(278)	(538)
Total		2,278	1,943	4,096

*       In order to show the UK long-term business on a comparable basis, the half year and full year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

Notes

(i)     EEV basis other income and expenditure represents the post-tax IFRS basis result less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 12(a)(vii)) and an adjustment for the shareholders' share of the pension costs attributable to the with-profits business.

(ii)    Solvency II and restructuring costs comprise the net of tax charge recognised on an IFRS basis and the additional amount recognised on the EEV basis for the shareholders' share incurred by the PAC with-profits fund.

(iii) The comparative results have been prepared using previously reported average exchange rates for the period.

Basic earnings per share (in pence)
		2015 £m	2014 £m
		Half year	Half year	Full year
Based on post-tax operating profit including longer-term investment returns		89.3p	76.3p	160.7p
Based on post-tax profit		82.9p	75.9p	170.4p
Average number of shares (millions)		2,552	2,547	2,549
Post-tax summarised consolidated income statement

		2015 £m	2014 £m
	Note	Half year	Half year	Full year
Asia operations		1,122	868	1,978
US operations		820	772	1,534
UK operations*		634	589	1,140
Other income and expenditure		(275)	(280)	(531)
Solvency II and restructuring costs		(23)	(14)	(36)
Results of the sold PruHealth and PruProtect businesses		-	8	11
Operating profit based on longer-term investment returns		2,278	1,943	4,096
Short-term fluctuations in investment returns	5	(367)	432	763
Effect of changes in economic assumptions	6	80	(368)	(369)
Mark to market value movements on core borrowings		124	(66)	(187)
Gain on sale of PruHealth and PruProtect	14	-	-	44
Costs of domestication of Hong Kong branch		-	(7)	(4)
Total non-operating (loss) profit		(163)	(9)	247
Profit for the period attributable to equity holders of the Company		2,115	1,934	4,343

*       The presentation of the operating results for UK operations for half year and full year 2014 has been adjusted to show the results of the sold PruHealth and PruProtect businesses separately (see note 14).

Movement in shareholders' equity

		2015 £m	2014 £m
	Note	Half year	Half year	Full year
Profit for the period attributable to equity shareholders		2,115	1,934	4,343
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges		(554)	(377)	737
Dividends		(659)	(610)	(895)
New share capital subscribed		2	8	13
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes		(20)	10	(11)
Reserve movements in respect of share-based payments		66	52	106
Treasury shares movements		(29)	(40)	(54)
Mark to market value movements on Jackson assets backing surplus and required capital		(8)	71	77
Net increase in shareholders' equity	9	913	1,048	4,316
Shareholders' equity at beginning of period:
As previously reported	9	29,161	24,856	24,856
Effect of the domestication of Hong Kong branch on 1 January 2014*		-	(11)	(11)
		29,161	24,845	24,845
Shareholders' equity at end of period	9	30,074	25,893	29,161

*               On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. The overall EEV basis effect of £(11) million represents the cost of holding higher required capital levels in the stand-alone Hong Kong shareholder-backed long-term insurance business.

30 Jun 2015 £m	30 Jun 2014 £m	31 Dec 2014 £m
Comprising:	Long-term business operations	Asset manage-ment and other operations	Total	Long-term business operations	Asset manage- ment and other operations	Total	Long-term business operations	Asset manage- ment and other operations	Total
note 9
Asia operations	12,838	284	13,122	10,997	253	11,250	12,545	274	12,819
US operations	8,457	165	8,622	7,155	141	7,296	8,379	157	8,536
UK insurance operations	8,708	33	8,741	7,654	9	7,663	8,433	19	8,452
M&G and Prudential Capital	-	1,723	1,723	-	1,659	1,659	-	1,646	1,646
Other operations	-	(2,134)	(2,134)	-	(1,975)	(1,975)	-	(2,292)	(2,292)
Shareholders' equity at end of period	30,003	71	30,074	25,806	87	25,893	29,357	(196)	29,161
Representing:
Net assets excluding acquired goodwill
and holding company net borrowings	29,772	1,635	31,407	25,578	1,553	27,131	29,124	1,542	30,666
Acquired goodwill	231	1,230	1,461	228	1,230	1,458	233	1,230	1,463
Holding company net borrowings
at market value note 7	-	(2,794)	(2,794)	-	(2,696)	(2,696)	(2,968)	(2,968)
30,003	71	30,074	25,806	87	25,893	29,357	(196)	29,161

Summary statement of financial position

2015 £m	2014 £m
Note	30 Jun	30 Jun	31 Dec
Total assets less liabilities, before deduction for insurance funds	331,233	300,630	326,633
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated
surplus of with-profits funds	(319,129)	(290,005)	(314,822)
Less shareholders' accrued interest in the long-term business	9	17,970	15,268	17,350
(301,159)	(274,737)	(297,472)
Total net assets	9	30,074	25,893	29,161
Share capital	128	128	128
Share premium	1,910	1,903	1,908
IFRS basis shareholders' reserves	10,066	8,594	9,775
Total IFRS basis shareholders' equity	9	12,104	10,625	11,811
Additional EEV basis retained profit	9	17,970	15,268	17,350
Total EEV basis shareholders' equity (excluding non-controlling interests)	9	30,074	25,893	29,161

* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share

	30 Jun 2015	30 Jun 2014	31 Dec 2014
Based on EEV basis shareholders' equity of £30,074 million
(half year 2014: £25,893 million, full year 2014: £29,161 million) (in pence)	1,170p	1,009p	1,136p
Number of issued shares at period end (millions)	2,571	2,566	2,568

Annualised return on embedded value*	16%	16%	16%
* Annualised return on embedded value is based on EEV post-tax operating profit, as a percentage of opening EEV basis shareholders' equity. Half year profits are annualised by multiplying by two.

Notes on the EEV basis results

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The EEV basis results of half year 2015 and half year 2014 are unaudited. Except for the change in presentation of the operating results for UK operations to show separately the contribution from the sold PruHealth and PruProtect businesses and the presentation of Prudential Capital as a separate segment, the full year 2014 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2014. The supplement included an unqualified audit report from the auditors.

A detailed description of the EEV methodology and accounting presentation is provided in note 12.

2 Results analysis by business area

The 2014 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The half year 2014 CER comparative results are translated at half year 2015 average exchange rates.

Annual premium and contribution equivalents (APE) note 15

		Half year 2015 £m	Half year 2014 £m		% change
	Note		AER	CER	AER	CER
Asia operations		1,366	996	1,042	37%	31%
US operations		857	871	954	(2)%	(10)%
UK operations*		510	419	419	22%	22%
Total*	3	2,733	2,286	2,415	20%	13%
* In order to show the UK long-term business on a comparable basis, the half year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

Post-tax operating profit

		Half year 2015 £m	Half year 2014 £m		% change
	Note		AER	CER	AER	CER
Asia operations
New business	3	664	494	512	34%	30%
Business in force	4	410	339	351	21%	17%
Long-term business		1,074	833	863	29%	24%
Eastspring investments		50	36	37	39%	35%
Development costs		(2)	(1)	(1)	(100)%	(100)%
Total		1,122	868	899	29%	25%
US operations
New business	3	371	376	412	(1)%	(10)%
Business in force	4	441	401	439	10%	0%
Long-term business		812	777	851	5%	(5)%
Broker-dealer and asset management		8	(5)	(5)	260%	260%
Total		820	772	846	6%	(3)%
UK operations*
New business	3	155	139	139	12%	12%
Business in force	4	256	241	241	6%	6%
Long-term business		411	380	380	8%	8%
General insurance commission		14	9	9	56%	56%
Total UK insurance operations		425	389	389	9%	9%
M&G		203	182	182	12%	12%
Prudential Capital		6	18	18	(67)%	(67)%
Total		634	589	589	8%	8%
Other income and expenditure		(275)	(280)	(280)	2%	2%
Solvency II and restructuring costs		(23)	(14)	(14)	(64)%	(64)%
Results of the sold PruHealth and PruProtect businesses		-	8	8	(100)%	(100)%
Operating profit based on longer-term investment returns		2,278	1,943	2,048	17%	11%
Analysed as profits (losses) from:
New business*	3	1,190	1,009	1,063	18%	12%
Business in force*	4	1,107	981	1,031	13%	7%
Total long-term business*		2,297	1,990	2,094	15%	10%
Asset management		267	231	232	16%	15%
Other results		(286)	(278)	(278)	(3)%	(3)%
Operating profit based on longer-term investment returns		2,278	1,943	2,048	17%	11%
* In order to show the UK long-term business on a comparable basis, the half year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

Post-tax profit

		Half year 2015 £m	Half year 2014 £m		% change
	Note		AER	CER	AER	CER
Operating profit based on longer-term investment returns		2,278	1,943	2,048	17%	11%
Short-term fluctuations in investment returns	5	(367)	432	461	(185)%	(180)%
Effect of changes in economic assumptions	6	80	(368)	(393)	122%	120%
Other non-operating profit		124	(73)	(74)	270%	268%
Total non-operating profit		(163)	(9)	(6)	(1711)%	(2617)%
Profit for the period attributable to shareholders		2,115	1,934	2,042	9%	4%

Basic earnings per share (in pence)

	Half year 2015 £m		Half year 2014 £m				% change
			AER		CER		AER	CER
Based on post-tax operating profit including longer-term investment returns	89.3	p	76.3	p	80.4	p	17%	11%
Based on post-tax profit	82.9	p	75.9	p	80.2	p	9%	3%

3 Analysis of new business contribution

(i) Group Summary

		Half year 2015
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin
				APE	PVNBP
	£m	£m	£m	%	%
	note 15	note 15	note
Asia operations(note ii)	1,366	7,340	664	49	9.0
US operations	857	8,574	371	43	4.3
UK insurance operations	510	4,524	155	30	3.4
Total	2,733	20,438	1,190	44	5.8

	Half year 2014
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin*
				APE	PVNBP
	£m	£m	£m	%	%
	note 15	note 15	note
Asia operations(note ii)	996	5,378	494	50	9.2
US operations	871	8,703	376	43	4.3
UK insurance operations*	419	3,644	139	33	3.8
Total	2,286	17,725	1,009	44	5.7

	Full year 2014
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin*
				APE	PVNBP
	£m	£m	£m	%	%
	note 15	note 15
Asia operations(note ii)	2,237	12,331	1,162	52	9.4
US operations	1,556	15,555	694	45	4.5
UK insurance operations*	834	7,305	259	31	3.5
Total	4,627	35,191	2,115	46	6.0

*       In order to show the UK long-term business on a comparable basis, the half year and full year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

Note
The increase in new business contribution of £181 million from £1,009 million for half year 2014 to £1,190 million for half year 2015 comprises an increase on a CER basis of £127 million and an increase of £54 million for foreign exchange effects. The increase of £127 million on the CER basis comprises a contribution of £145 million for higher sales volumes and the impact of pricing, product and other actions, offset by an adverse £(18) million effect of lower long-term interest rates (generated by the active basis of setting economic assumptions) (analysed as Asia  £(7) million, US £(7) million and UK £(4) million).

(ii) Asia operations - new business contribution by territory

	2015 £m	2014 £m		2014 £m
	Half year	AER Half year	CER Half year	AER Full year
China	20	13	14	27
Hong Kong	322	152	167	405
India	9	5	5	12
Indonesia	127	136	135	296
Korea	4	8	8	11
Taiwan	13	13	14	29
Other	169	167	169	382
Total Asia operations	664	494	512	1,162

4 Operating profit from business in force

(i) Group Summary

	Half year 2015 £m
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)	note
Unwind of discount and other expected returns	411	236	245	892
Effect of changes in operating assumptions	1	-	-	1
Experience variances and other items	(2)	205	11	214
Total	410	441	256	1,107

	Half year 2014 £m
	Asia operations	US operations	UK insurance operations*	Total
	note (ii)	note (iii)	note (iv)	note
Unwind of discount and other expected returns	328	192	229	749
Effect of changes in operating assumptions	9	-	-	9
Experience variances and other items	2	209	12	223
Total	339	401	241	981

	Full year 2014 £m
	Asia operations	US operations	UK insurance operations*	Total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	648	382	410	1,440
Effect of changes in operating assumptions	52	86	-	138
Experience variances and other items	39	366	66	471
Total	739	834	476	2,049

*       In order to show the UK long-term business on a comparable basis, the half year and full year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

Note
The movement in operating profit from business in force of £126 million from £981 million for half year 2014 to £1,107 million for half year 2015 comprises:

Half year 2015 £m
Increase in unwind of discount and other expected returns:
Effect of growth in opening value	147
Effect of changes in interest rates	(31)
Foreign exchange effects	27
143
Period-on-period change in effects of operating assumptions, experience variances and other items	(17)
Net increase in operating profit from business in force	126

(ii)  Asia operations

	2015 £m	2014 £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	411	328	648
Effect of changes in operating assumptions:
Mortality and morbiditynote (b)	-	1	27
Persistency and withdrawalsnote (c)	4	-	(17)
Expense	(4)	1	(5)
Othernote (d)	1	7	47
	1	9	52
Experience variances and other items:
Mortality and morbiditynote (e)	30	18	23
Persistency and withdrawalsnote (f)	(31)	(3)	44
Expensenote (g)	(12)	(19)	(27)
Other	11	6	(1)
	(2)	2	39
Total Asia operations	410	339	739

Notes

(a)   The increase in unwind of discount and other expected returns of £83 million from £328 million for half year 2014 to £411 million for half year 2015 comprises an £86 million effect for the increase in the opening in-force value, a £9 million increase for foreign exchange effects, partially offset by a £(12) million effect of lower interest rates.

(b)   The full year 2014 credit of £27 million for mortality and morbidity assumption changes reflected a number of offsetting items, including the effect of reduced projected mortality rates for Hong Kong.

(c) The full year 2014 charge of £(17) million for persistency assumptions mainly reflected increased partial withdrawal assumptions on unit-linked business in Korea.

(d)   The full year 2014 credit of £47 million for other assumption changes reflected a number of offsetting items, including the effects of modelling improvements and those arising from asset allocation changes in Hong Kong.

(e)   The positive mortality and morbidity experience variance in half year 2015 of £30 million (half year 2014: £18 million; full year 2014: £23 million) mainly reflects better than expected experience in Indonesia and Hong Kong. The experience variance in full year 2014 was partially offset by higher claims in Malaysia on medical reimbursement products.

(f)    Persistency and withdrawals experience will fluctuate between periods depending on underlying market performance and other demographic trends. As in previous years, in half year 2015 the persistency variance comprised positive and negative contributions from our various operations, with positive persistency experience on health and protection products which was more than offset by negative experience on unit-linked products.  The positive
        £44 million in full year 2014 principally reflected favourable experience across all product groups in Hong Kong.

(g)   The expense experience variance at half year 2015 is negative £(12) million (half year 2014: £(19) million; full year 2014: £(27) million).  The variance arises in operations which are currently sub-scale (China, Malaysia Takaful and
        Taiwan) and from short-term overruns in India.

(iii) US operations

	2015 £m	2014 £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	236	192	382
Effect of changes in operating assumptions:
Persistencynote (b)	-	-	55
Othernote (c)	-	-	31
	-	-	86
Experience variances and other items:
Spread experience variancenote (d)	70	108	192
Amortisation of interest-related realised gains and lossesnote (e)	39	28	56
Othernote (f)	96	73	118
	205	209	366
Total US operations	441	401	834

Notes

(a)   The increase in unwind of discount and other expected returns of £44 million from £192 million for half year 2014 to £236 million for half year 2015 comprises a £32 million effect for the underlying growth in the in-force book, an
        £18 million foreign currency translation effect, partially offset by a £(6) million impact of the 20 basis points reduction in US 10-year Treasury rates.

(b) For full year 2014 the credit of £55 million for persistency assumption changes principally related to revised assumptions for variable annuity business.

(c)   The full year 2014 credit of £31 million for the effect of other assumption changes reflected a number of offsetting items including the capitalised effect of changes in projected policyholder variable annuity fees of £46 million which vary depending on the size and mix of variable annuity funds.

(d)   The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 13(ii)). The spread experience variance in half year 2015 is £70 million (half year 2014: £108 million; full year 2014:
        £192 million), principally reflecting the positive effect of transactions undertaken to more closely match the overall asset and liability duration, and is lower than prior period, driven by the lower interest rate environment.

(e)   The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(f)    Other experience variances of £96 million in half year 2015 (half year 2014: £73 million; full year 2014: £118 million) are principally driven by the effect of continued improvements in persistency experience of £68 million (half year
        2014: £39 million; full year 2014: £59 million), mainly for variable annuity business and other favourable experience variances.

(iv)          UK insurance operations

	2015 £m	2014 £m
	Half year	Half year *	Full year *
Unwind of discount and other expected returnsnote (a)	245	229	410
Other itemsnote (b)	11	12	66
Total UK insurance operations	256	241	476

*       In order to show the UK long-term business on a comparable basis, the half year and full year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

Notes

(a)   The increase in unwind of discount and other expected returns of £16 million from half year 2014 of £229 million to £245 million at half year 2015 comprises an effect of £29 million reflecting the underlying growth in the in-force book, partially offset by a £(13) million negative effect of the 70 basis points reduction in gilt yields.

(b)   Other items of £11 million for half year 2015 (half year 2014: £12 million; full year 2014: £66 million) includes a charge of £(46) million in half year 2015 arising from a longevity reinsurance transaction, offset by the positive effects of rebalancing the investment portfolio backing annuity business (see note 12(b)(ii)), and other items.

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns included in profit for the period arise as follows:

(i) Group Summary

	2015 £m	2014 £m
	Half year	Half year	Full year
Asianote (ii)	(79)	245	439
USnote (iii)	(271)	95	(166)
UKnote (iv)	(32)	112	583
Other operationsnote (v)	15	(20)	(93)
Total	(367)	432	763

(ii) Asia operations
The short-term fluctuations in investment returns for Asia operations comprise amounts in respect of:

	2015 £m	2014 £m
	Half year	Half year	Full year
Hong Kong	(24)	121	178
Indonesia	(27)	21	35
Singapore	(46)	46	92
Taiwan	(5)	21	23
Other	23	36	111
Total Asia operations	(79)	245	439

These fluctuations mainly arise from increases in half year 2015 and decreases in 2014 in long-term interest rates as they affect the value of bonds in the portfolios backing liabilities and related capital. The £23 million credit for other operations in half year 2015 principally arises in China for unrealised gains on equities due to strong market performance in the first half of the year. The £111 million credit in full year 2014 for other operations principally arose in Thailand of £49 million from unrealised gains on bonds.

(iii) US operations
The short-term fluctuations in investment returns for US operations comprise:

	2015 £m	2014 £m
	Half year	Half year	Full year
Investment return related experience on fixed income securities note (a)	(25)	(2)	31
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current period separate account return, net of related hedging activity and other itemsnote (b)	(246)	97	(197)
Total US operations	(271)	95	(166)

Notes
(a) The (charge) credit relating to fixed income securities comprises the following elements:
- the excess of actual realised gains and losses over the amortisation of interest-related realised gains and losses recorded in the profit and loss account;
- favourable credit experience (versus the longer-term assumption); and
- the impact of changes in the asset portfolio.
(b) This item reflects the net impact of:
- changes in projected future fees and future benefit costs arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and
- related hedging activity arising from realised and unrealised gains and losses on equity-related hedges and interest rate options, and other items.

(iv) UK insurance operations
The short-term fluctuations in investment returns for UK insurance operations comprise:

	2015 £m	2014 £m
	Half year	Half year	Full year
Shareholder-backed annuitynote (a)	(90)	35	310
With-profits, unit-linked and othernote (b)	58	77	273
	(32)	112	583

Notes
(a) Short-term fluctuations in investment returns for shareholder-backed annuity business comprise:
- (losses) gains on surplus assets compared to the expected long-term rate of return reflecting (increases) reductions in corporate bond and gilt yields;
- the difference between actual and expected default experience; and
- the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(b)   The £58 million fluctuation in half year 2015 for with-profits, unit-linked and other business includes an overall 3 per cent pre-tax return on the with-profits fund (including unallocated surplus), which was marginally higher than the assumed return (half year 2014: total return of 4 per cent compared to assumed rate of 3 per cent), and a beneficial impact of an increase in future unit-linked fee income arising from market movements. For full year 2014 the total return on the with-profits fund was 9.5 per cent compared to an assumed rate of 5 per cent, together with the effect of a partial hedge of future shareholder transfers expected to emerge from the UK's with-profits sub-fund entered into to mitigate the effect of declines in the UK equity market.

(v) Other operations
Short-term fluctuations in investment returns of other operations were £15 million (half year 2014: £(20) million; full year 2014: £(93) million) include unrealised value movements on investments and foreign exchange items.

6 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business included in profit for the period arise as follows:

(i) Group Summary

	2015 £m	2014 £m
	Half year	Half year	Full year
Asia operationsnote (ii)	14	(145)	(269)
US operationsnote (iii)	36	(158)	(77)
UK insurance operationsnote (iv)	30	(65)	(23)
Total	80	(368)	(369)

(ii) Asia operations
The effect of changes in economic assumptions for Asia operations comprises:

	2015 £m	2014 £m
	Half year	Half year	Full year
Hong Kong	103	(73)	(121)
Malaysia	(19)	(31)	11
Indonesia	(36)	12	25
Singapore	(24)	(11)	(42)
Taiwan	2	(29)	(21)
Other	(12)	(13)	(121)
Total Asia operationsnote	14	(145)	(269)

Note
The overall positive effect of £14 million in half year 2015 reflects an increase in fund earned rates for participating business in Hong Kong, partially offset by the negative impact of valuing future health and protection profits at higher discount rates in Indonesia, Malaysia and Singapore, both driven by the increase in long-term interest rates. For full year 2014, other operations include a negative effect on non-participating business in Korea of £(38) million and Thailand of £(34) million for a reduction in fund earned rates.

(iii) US operations
The effect of changes in economic assumptions for US operations comprises:

	2015 £m	2014 £m
	Half year	Half year	Full year
Variable annuity business	81	(229)	(228)
Fixed annuity and other general account business	(45)	71	151
Totalnote	36	(158)	(77)

Note
These effects principally reflect the movement in 10-year Treasury rates in the reporting period, as shown in note 13(ii).  For variable annuity business the net credit (charge) principally reflects the consequent increase (decrease) in the assumed future rate of return on the underlying separate account assets, resulting in higher (lower) projected fee income and a decrease (increase) in projected benefit costs. There is also a partial offset arising from the (increase) decrease in the risk discount rate. For fixed annuity and other general account business the impact reflects the effect on the present value of future projected spread income of applying a (higher) lower discount rate on the opening value of the in-force book.

(iv) UK insurance operations
The effect of changes in economic assumptions for UK insurance operations comprises the following:

	2015 £m	2014 £m
	Half year	Half year	Full year
Effect of changes in expected long-term rates of return, risk discount rates and other changes:
Shareholder-backed annuity businessnote (a)	(113)	73	352
With-profits and other businessnote (b)	143	(138)	(375)
Total	30	(65)	(23)

Notes

(a)   For shareholder-backed annuity business the overall negative (2014: positive) effect reflects the effect on the present value of projected spread income arising from the increase (2014: reduction) in the risk discount rates as shown in note 13 (iii).

(b)   For with-profits and other business the total credit in half year 2015 of £143 million (half year 2014: £(138) million; full year 2014: £(375) million) includes the net effect of the increase (2014: reduction) in fund earned rates and risk discount rates (as shown in note 13(iii)), arising from the 30 basis points increase in the 15-year government bond rate (half year 2014: 30 basis points decrease; full year 2014: 130 basis points decrease) as well as from changes in the composition of the asset portfolio which took place in the second half of 2014.

7 Net core structural borrowings of shareholder-financed operations

		2015 £m		2014 £m
		30 Jun		30 Jun			31 Dec
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company* cash and short-term investments	(2,094)	-	(2,094)	(1,902)	-	(1,902)	(1,480)	-	(1,480)
Core structural borrowings - central funds	4,446	442	4,888	4,146	452	4,598	3,869	579	4,448
Holding company net borrowings	2,352	442	2,794	2,244	452	2,696	2,389	579	2,968
Core structural borrowings – Prudential Capital	275	-	275	275	-	275	275	-	275
Core structural borrowings - Jackson	159	51	210	146	41	187	160	42	202
Net core structural borrowings of shareholder- financed operations	2,786	493	3,279	2,665	493	3,158	2,824	621	3,445
* Including central finance subsidiaries.

In June 2015, the Company issued core structural borrowings of £600 million 5.00 per cent Tier 2 subordinated notes due 2055. The proceeds, net of discount adjustment and costs, were £590 million.

8 Analysis of movement in free surplus

Free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles.

(i) Underlying free surplus generated
The half year 2014 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The half year 2014 CER comparative results are translated at half year 2015 average exchange rates.

	Half year 2015 £m	Half year 2014 £m		% change
		AER	CER	AER	CER
Asia operations
Underlying free surplus generated from in-force life business	519	433	447	20%	16%
Investment in new businessnotes (ii)(a), (ii)(g)	(213)	(167)	(176)	(28)%	(21)%
Long-term business	306	266	271	15%	13%
Eastspring Investmentsnote (ii)(b)	50	36	37	39%	35%
Total	356	302	308	18%	16%
US operations
Underlying free surplus generated from in-force life business	700	634	694	10%	1%
Investment in new businessnote (ii)(a)	(164)	(173)	(189)	5%	13%
Long-term business	536	461	505	16%	6%
Broker-dealer and asset managementnote (ii)(b)	8	(5)	(5)	260%	260%
Total	544	456	500	19%	9%
UK insurance operations*
Underlying free surplus generated from in-force life business	352	289	289	22%	22%
Investment in new businessnote (ii)(a)	(57)	(36)	(36)	(58)%	(58)%
Long-term business	295	253	253	17%	17%
General insurance commissionnote (ii)(b)	14	9	9	56%	56%
Total	309	262	262	18%	18%
M&Gnote (ii)(b)	203	182	182	12%	12%
Prudential Capital note (ii)(b)	6	18	18	(67)%	(67)%
Results of the sold PruHealth and PruProtect businesses	-	(1)	(1)	100%	100%
Underlying free surplus generated	1,418	1,219	1,269	16%	12%

Representing:
Long-term business*:
Expected in-force cashflows (including expected return on net assets)	1,418	1,169	1,226	21%	16%
Effects of changes in operating assumptions, operating experience variances and other operating items	153	187	204	(18)%	(25)%
Underlying free surplus generated from in-force life business	1,571	1,356	1,430	16%	10%
Investment in new businessnotes (ii)(a), (ii)(g)	(434)	(376)	(401)	(15)%	(8)%
Total long-term business*	1,137	980	1,029	16%	10%
Asset management and general insurance commission note (ii)(b)	281	240	241	17%	17%
Results of the sold PruHealth and PruProtect businesses	-	(1)	(1)	100%	100%
Underlying free surplus generated	1,418	1,219	1,269	16%	12%
* In order to show the UK long-term business on a comparable basis, the half year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

(ii) Movement in free surplus

	Half year 2015 £m			Half year 2014 £m
Long-term business and asset management operations	Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
	note 10	note (b)
Underlying movement*:
Investment in new businessnotes (a), (g)	(434)	-	(434)	(376)
Business in force:
Expected in-force cash flows (including expected return on net assets)	1,418	281	1,699	1,409
Effects of changes in operating assumptions, operating experience variances and other operating items	153	-	153	187
Results of the sold PruHealth and PruProtect businesses	-	-	-	(1)
	1,137	281	1,418	1,219
Disposal of Japan Life businessnote (h)	23	-	23	-
Other non-operating itemsnote (c)	(141)	(4)	(145)	(22)
	1,019	277	1,296	1,197
Net cash flows to parent companynote (d)	(910)	(158)	(1,068)	(974)
Exchange movements, timing differences and other itemsnote (e)	27	(10)	17	(5)
Net movement in free surplus	136	109	245	218
Balance at 1 January:
As previously reported	4,193	866	5,059	4,003
Effect of domestication of Hong Kong branch on 1 January 2014note (i)	-	-	-	(35)
Balance at 30 Junenote (g)	4,329	975	5,304	4,186
Representing:
Asia operations	1,382	223	1,605	1,387
US operations	1,333	149	1,482	1,163
UK operations	1,614	603	2,217	1,636
	4,329	975	5,304	4,186
Balance at beginning of period
Asia operations	1,347	213	1,560	1,379
US operations	1,416	141	1,557	1,074
UK operations	1,430	512	1,942	1,550
	4,193	866	5,059	4,003

*       In order to show the UK long-term business on a comparable basis, the half year 2014 comparative underlying movement in free surplus excludes the contribution from  the sold PruHealth and PruProtect businesses (see note
         14).

Notes
(a) Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.
(b) For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders' equity.
(c) Non-operating items are principally short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.
(d) Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(e) Exchange movements, timing differences and other items represent:

	Half year 2015 £m
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movementsnote 10	(64)	(7)	(71)
Mark to market value movements on Jackson assets backing surplus and required capitalnote 9	(8)	-	(8)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1	(8)	(7)
Othernote (f)	98	5	103
	27	(10)	17
(f) Other primarily reflects the effect of timing differences arising on statutory transfers, intra-group loans and contingent loan repayments as shown in note 10(i), and other non-cash items.

(g)   Investment in new business includes the annual amortisation charge of amounts incurred to secure exclusive distribution rights through our bancassurance partners at a rate that reflects the pattern in which the future economic benefits are expected to be consumed by reference to new business levels. Included within the overall free surplus balance of our Asia life entities is £284 million representing unamortised amounts incurred to secure exclusive distribution rights through bancassurance partners. These amounts exclude £870 million of Asia distribution rights intangibles that are financed by loan arrangements from central companies, the costs of which are allocated to the Asia life segment as the amortisation cost is incurred.

(h)   The credit of £23 million in free surplus in half year 2015 reflects the release of required capital and transfer of value of in-force business on the completion of the sale of the Japan Life business (see note 14).

(i)     On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. The half year 2014 EEV basis results included opening adjustments arising from the transfer of capital that was previously held within the UK business in respect of the Hong Kong branch operations and additional capital requirements arising from the newly established subsidiaries with an overall effect of £(35) million.

9 Reconciliation of movement in shareholders' equity

	Half year 2015 £m
	Long-term business operations				Other operations	Group Total
	Asia operations	US operations	UK insurance operations	Total long-term business operations

	note (i)				note (i)
Operating profit (based on longer-term investment returns)
Long-term business:
New businessnote 3	664	371	155	1,190	-	1,190
Business in forcenote 4	410	441	256	1,107	-	1,107
	1,074	812	411	2,297	-	2,297
Asset management	-	-	-	-	267	267
Other results	(2)	-	(13)	(15)	(271)	(286)
Operating profit based on longer-term investment returns	1,072	812	398	2,282	(4)	2,278
Total non-operating (loss) profit	(65)	(245)	(2)	(312)	149	(163)
Profit for the period	1,007	567	396	1,970	145	2,115
Other items taken directly to equity
Exchange movements on foreign operations and net investment hedges	(467)	(77)	-	(544)	(10)	(554)
Intra-group dividends (including statutory transfers)note (ii)	(245)	(400)	(107)	(752)	752	-
Investment in operationsnote (iii)	4	-	-	4	(4)	-
External dividends	-	-	-	-	(659)	(659)
Other movements note (iv)	(4)	(4)	(14)	(22)	41	19
Mark to market value movements on Jackson assets backing surplus and required capital	-	(8)	-	(8)	-	(8)
Net increase in shareholders' equity	295	78	275	648	265	913
Shareholders' equity at beginning of period	12,312	8,379	8,433	29,124	37	29,161
Shareholders' equity at end of periodnote (i)	12,607	8,457	8,708	29,772	302	30,074
Representing:
Statutory IFRS basis shareholders' equity:
Net assets	3,389	4,004	3,939	11,332	(689)	10,643
Goodwill	-	-	-	-	1,461	1,461
Total IFRS basis shareholders' equity	3,389	4,004	3,939	11,332	772	12,104
Additional retained profit (loss) on an EEV basisnote (v)	9,218	4,453	4,769	18,440	(470)	17,970
EEV basis shareholders' equity	12,607	8,457	8,708	29,772	302	30,074

Balance at 31 December 2014
Statutory IFRS basis shareholders' equity:
Net assets	3,315	4,067	3,785	11,167	(819)	10,348
Goodwill	-	-	-	-	1,463	1,463
Total IFRS basis shareholders' equity	3,315	4,067	3,785	11,167	644	11,811
Additional retained profit (loss) on an EEV basisnote (v)	8,997	4,312	4,648	17,957	(607)	17,350
EEV basis shareholders' equity	12,312	8,379	8,433	29,124	37	29,161

Notes
(i) For the purposes of the table above, goodwill of £231 million (half year 2014: £228 million; full year 2014: £233 million) related to Asia long-term operations is included in Other operations.

(ii)    Intra-group dividends (including statutory transfers) represent dividends that have been declared in the period and amounts accrued in respect of statutory transfers. The amounts included in note 8 for these items are as per the holding company cash flow at transaction rates. The difference primarily relates to timing differences arising on statutory transfers, intra-group loans, and other non-cash items.

(iii) Investment in operations reflects increases in share capital.

(iv)   Other movements includes a charge of £(20) million (half year 2014: credit of £10 million; full year 2014: charge of £(11) million) for the shareholders' share of actuarial and other gains and losses on the defined benefit schemes.

(v)   The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(442) million (half year 2014: £(452) million; full year
        2014: £(579) million), as shown in note 7.

10 Reconciliation of movement in net worth and value of in-force for long-term business

	Half year 2015 £m
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	surplus	capital	worth	business	operations
	note 8			note (iii)
Group
Shareholders' equity at beginning of period	4,193	4,556	8,749	20,375	29,124
New business contributionnote (ii)	(434)	265	(169)	1,359	1,190
Existing business - transfer to net worth	1,366	(183)	1,183	(1,183)	-
Expected return on existing businessnote 4	52	68	120	772	892
Changes in operating assumptions and experience variances note 4	168	12	180	35	215
Development expenses, solvency II and restructuring costs	(15)	-	(15)	-	(15)
Post-tax operating profit based on longer-term investment returns	1,137	162	1,299	983	2,282
Disposal of Japan Life business note 14	23	(48)	(25)	25	-
Other non-operating items	(141)	(170)	(311)	(1)	(312)
Profit from long-term business	1,019	(56)	963	1,007	1,970
Exchange movements on foreign operations and net investment hedges	(64)	(60)	(124)	(420)	(544)
Intra-group dividends (including statutory transfers) and investment in operationsnote (i)	(789)	-	(789)	41	(748)
Other movements	(30)	-	(30)	-	(30)
Shareholders' equity at end of period	4,329	4,440	8,769	21,003	29,772

Representing:
Asia operations
Shareholders' equity at beginning of period	1,347	1,327	2,674	9,638	12,312
New business contributionnote (ii)	(213)	71	(142)	806	664
Existing business - transfer to net worth	515	(36)	479	(479)	-
Expected return on existing businessnote 4	16	24	40	371	411
Changes in operating assumptions and experience variancesnote 4	(10)	(12)	(22)	21	(1)
Development expenses	(2)	-	(2)	-	(2)
Post-tax operating profit based on longer-term investment returns	306	47	353	719	1,072
Disposal of Japan Life business note 14	23	(48)	(25)	25	-
Other non-operating items	4	(43)	(39)	(26)	(65)
Profit from long-term business	333	(44)	289	718	1,007
Exchange movements on foreign operations and net investment hedges	(53)	(46)	(99)	(368)	(467)
Intra-group dividends and investment in operations	(241)	-	(241)	-	(241)
Other movements	(4)	-	(4)	-	(4)
Shareholders' equity at end of period	1,382	1,237	2,619	9,988	12,607
US operations
Shareholders' equity at beginning of period	1,416	1,710	3,126	5,253	8,379
New business contributionnote (ii)	(164)	138	(26)	397	371
Existing business - transfer to net worth	556	(102)	454	(454)	-
Expected return on existing businessnote 4	21	25	46	190	236
Changes in operating assumptions and experience variancesnote 4	123	10	133	72	205
Post-tax operating profit based on longer-term investment returns	536	71	607	205	812
Other non-operating items	(196)	(82)	(278)	33	(245)
Profit from long-term business	340	(11)	329	238	567
Exchange movements on foreign operations and net investment hedges	(11)	(14)	(25)	(52)	(77)
Intra-group dividends	(400)	-	(400)	-	(400)
Other movements	(12)	-	(12)	-	(12)
Shareholders' equity at end of period	1,333	1,685	3,018	5,439	8,457
UK insurance operations
Shareholders' equity at beginning of period	1,430	1,519	2,949	5,484	8,433
New business contributionnote (ii)	(57)	56	(1)	156	155
Existing business - transfer to net worth	295	(45)	250	(250)	-
Expected return on existing businessnote 4	15	19	34	211	245
Changes in operating assumptions and experience variancesnote 4	55	14	69	(58)	11
Solvency II and restructuring costs	(13)	-	(13)	-	(13)
Post-tax operating profit based on longer-term investment returns	295	44	339	59	398
Other non-operating items	51	(45)	6	(8)	(2)
Profit from long-term business	346	(1)	345	51	396
Intra-group dividends (including statutory transfers)note (i)	(148)	-	(148)	41	(107)
Other movements	(14)	-	(14)	-	(14)
Shareholders' equity at end of period	1,614	1,518	3,132	5,576	8,708

Notes

(i)     For UK insurance operations, the amounts shown for intra-group dividends (including statutory transfers) in free surplus of £(148) million and in the value of in-force of £41 million include the impact of intragroup contingent loan repayments during the period. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(ii) New business contribution per £1 million of free surplus invested:

	Half year 2015 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations
New business contributionnote 3	664	371	155	1,190
Free surplus invested in new business	(213)	(164)	(57)	(434)
New business contribution per £1 million of free surplus invested	3.1	2.3	2.7	2.7

	Half year 2014 £m
	Asia operations	US operations	UK insurance operations*	Total long-term business operations
New business contributionnote 3	494	376	139	1,009
Free surplus invested in new business	(167)	(173)	(36)	(376)
New business contribution per £1 million of free surplus invested	3.0	2.2	3.9	2.7

	Full year 2014 £m
	Asia operations	US operations	UK insurance operations*	Total long-term business operations
New business contributionnote 3	1,162	694	259	2,115
Free surplus invested in new business	(346)	(187)	(65)	(598)
New business contribution per £1 million of free surplus invested	3.4	3.7	4.0	3.5

*    In order to show the UK long-term business on a comparable basis, the half year and full year 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

(iii) The value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital as shown below:

	30 Jun 2015 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost
of capital and time value of guarantees	10,496	6,110	5,853	22,459
Cost of capital	(413)	(218)	(277)	(908)
Cost of time value of guarantees	(95)	(453)	-	(548)
Net value of in-force business	9,988	5,439	5,576	21,003

	30 Jun 2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost
of capital and time value of guarantees	8,936	4,960	5,413	19,309
Cost of capital	(404)	(197)	(254)	(855)
Cost of time value of guarantees	(56)	(273)	-	(329)
Net value of in-force business	8,476	4,490	5,159	18,125

	31 Dec 2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost
of capital and time value of guarantees	10,168	5,914	5,756	21,838
Cost of capital	(417)	(199)	(272)	(888)
Cost of time value of guarantees	(113)	(462)	-	(575)
Net value of in-force business	9,638	5,253	5,484	20,375

11 Sensitivity of results to alternative assumptions

(a)   Sensitivity analysis - economic assumptions

The tables below show the sensitivity of the embedded value as at 30 June 2015 (31 December 2014) and the post-tax new business contribution after the effect of required capital for half year 2015 and full year 2014 to:

- 1 per cent increase in the discount rates;

-    1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

- 1 per cent rise in equity and property yields;
- 10 per cent fall in market value of equity and property assets (embedded value only);
- The statutory minimum capital level (by contrast to EEV basis required capital), (for embedded value only);
- 5 basis point increase in UK long-term expected defaults; and
- 10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution
	Half year 2015 £m				Full year 2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations*	Total long-term business operations
Post-tax new business contributionnote 3	664	371	155	1,190	1,162	694	259	2,115
Discount rates - 1% increase	(110)	(17)	(22)	(149)	(176)	(27)	(38)	(241)
Interest rates - 1% increase	16	25	(8)	33	13	61	(15)	59
Interest rates - 1% decrease	(33)	(49)	11	(71)	(52)	(101)	19	(134)
Equity/property yields - 1% rise	32	39	6	77	46	73	12	131
Long-term expected defaults - 5 bps increase	-	-	(6)	(6)	-	-	(10)	(10)
Liquidity premium - 10 bps increase	-	-	11	11	-	-	20	20
* In order to show the UK long-term business on a comparable basis, the full year 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

Embedded value of long-term business operations
	30 Jun 2015 £m				31 Dec 2014 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equitynote 9	12,607	8,457	8,708	29,772	12,312	8,379	8,433	29,124
Discount rates - 1% increase	(1,301)	(273)	(610)	(2,184)	(1,214)	(268)	(602)	(2,084)
Interest rates - 1% increase	(447)	(218)	(390)	(1,055)	(462)	(232)	(362)	(1,056)
Interest rates - 1% decrease	165	50	470	685	211	16	452	679
Equity/property yields - 1% rise	465	369	273	1,107	435	365	282	1,082
Equity/property market values - 10% fall	(257)	(90)	(415)	(762)	(221)	(129)	(380)	(730)
Statutory minimum capital	124	149	4	277	129	139	4	272
Long-term expected defaults - 5 bps increase	-	-	(141)	(141)	-	-	(139)	(139)
Liquidity premium - 10 bps increase	-	-	283	283	-	-	278	278

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders' equity would also be affected by changes in interest rates.

(b)   Effect of change in future UK corporation tax rate announced in July 2015

The Finance Bill 2015, which was announced on 8 July 2015, includes reductions in the UK corporate tax rate from 20 per cent to 19 per cent effective 1 April 2017 and from 19 per cent to 18 per cent effective 1 April 2020. The impact of this change has not been factored in the EEV results or shareholders' equity at 30 June 2015. Had the half year 2015 EEV results been prepared on the basis of these new tax rates, the net of tax value of in-force business of UK insurance operations at 30 June 2015 would have been higher by around £55 million.

12 Methodology and accounting presentation

(a) Methodology

Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:
- the present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
- the cost of locked-in required capital; and
- the time value of cost of options and guarantees;
- locked-in required capital; and
- the shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 12(b)(iii)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 12(b)(i)).

(i) Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The post-tax EEV basis results for the Group's covered business are then combined with the post-tax IFRS basis results of the Group's other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note 12(a)(vii).

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

Covered business comprises the Group's long-term business operations, with two exceptions:

-    the closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved
     Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

-    the presentational treatment of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in 'Other' operations.

A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

(ii)  Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency, mortality and morbidity (as described in note 13). These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The post-tax contribution from new business represents profits determined by applying operating assumptions as at the end of the period.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily in Singapore, the new business contribution is determined by applying economic assumptions reflecting point-of-sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end-of-period economic assumptions are used.

New business profitability is a key metric for the Group's management of the development of the business. In addition, post-tax new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised (depreciation) appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

(iii)  Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (post-tax) on the capital.

The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

(iv)  Financial options and guarantees

Nature of financial options and guarantees in Prudential's long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for all periods throughout these results, depending on the particular product, jurisdiction where issued, and date of issue. For all periods shown, 86 per cent of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.7 per cent (half year 2014: 2.8 per cent; full year 2014: 2.7 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder's value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns are of a similar nature to those described above for fixed annuities.

UK insurance operations
For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of £50 million at 30 June 2015 (30 June 2014: £36 million; 31 December 2014: £50 million) to honour guarantees on a small number of guaranteed annuity option products.

The Group's main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of £471 million was held in SAIF at 30 June 2015 (30 June 2014: £421 million; 31 December 2014: £549 million) to honour the guarantees. As described in note 12(a)(i), the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value). Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 13(iv),(v) and (vi).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(v) Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets subject to it being at least the local statutory minimum requirements. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:
- Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target;

-    US operations: the level of required capital has been set at 250 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and

-    UK insurance operations: the capital requirements are set to an amount at least equal to the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.

(vi) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group's Asia operations.

(vii) Internal asset management
The new business and in-force results from long-term business include the projected value of profits or losses from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current period profits from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the unwind of the expected internal asset management profit margin for the period. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(viii) Allowance for risk and risk discount rates

Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product-specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:
- expected long-term defaults;
- credit risk premium (to reflect the volatility in downgrade and default levels); and
- short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below:

Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 13(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include:

-    How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and

-    Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations
(1) Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.
In the annuity MCEV calculations, as the assets are generally held to maturity to match long duration liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for:

-    expected long-term defaults derived as a percentage of historical default experience based on Moody's data for the period 1970 to 2009 and the definition of the credit rating assigned to each asset held is the second highest credit rating published by Moody's, Standard & Poor's and Fitch;

-    a credit risk premium, which is derived as the excess over the expected long-term defaults, of the 95th percentile of historical cumulative defaults based on Moody's data for the period 1970 to 2009, and subject to a minimum margin over expected long-term defaults of 50 per cent;

- an allowance for a 1-notch downgrade of the asset portfolio subject to credit risk; and
- an allowance for short-term downgrades and defaults.

For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1-notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, shown in note 13(iii).

(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that attributable to the PAC with-profits fund, the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk for this business is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses. For the Group's US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group's Asia operations in China, India, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(ix) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period end rates of exchange. The principal exchange rates are shown in note A1 of the IFRS statements.

(x) Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been announced and substantively enacted by the end of the reporting period. The sensitivity of the embedded value as at 30 June 2015 to the effect of the future reductions in the UK corporate tax rate announced in July 2015 is shown in note 11(b).

(xi) Inter-company arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension polices in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL. In addition, the free surplus and value of in-force business are calculated after taking account of the impact of contingent loan arrangements between Group companies (movements in the contingent loan liability are reflected via the projected cash flows in the value of in-force and the related funding is reflected in free surplus).

(b) Accounting presentation

(i) Analysis of post-tax profit
To the extent applicable, the presentation of the EEV post-tax profit for the period is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns (which are determined as described in note 12(b)(ii) below) and incorporate the following:
- new business contribution, as defined in note 12(a)(ii);
- unwind of discount on the value of in-force business and other expected returns, as described in note 12(b)(iii) below;
- the impact of routine changes of estimates relating to non-economic assumptions, as described in note 12(b)(iv) below; and
- non-economic experience variances, as described in note 12(b)(v) below.

In order to show the UK long-term business result on a comparable basis, the presentation of half year and full year 2014 results has been adjusted to show the results of the sold PruHealth and PruProtect businesses separately.

Non-operating results comprise the recurrent items of:
- short-term fluctuations in investment returns;
- the mark to market value movements on core borrowings; and
- the effect of changes in economic assumptions.

In addition, non-operating profit includes:
- the effect on free surplus generated of the disposal of the Japan Life business in 2015;
- the gain on sale of the PruHealth and PruProtect businesses in 2014; and
- the costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Total profit attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance.

(ii) Investment returns included in operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 12(b)(iii) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end-of-period risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end-of-period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the period.

(iii) Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to:
- the value of in-force business at the beginning of the period (adjusted for the effect of current period economic and operating assumption changes); and
- required capital and surplus assets.

In applying this general approach, the unwind of discount included in operating profit for the with-profits business of UK insurance operations is determined by reference to the opening value of in-force, as adjusted for the effects of short-term investment volatility due to market movements (ie smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 30 June 2015 the shareholders' interest in the smoothed surplus assets used for this purpose only, were £104 million (30 June 2014: £123 million; 31 December 2014: £194 million) lower than the surplus assets carried in the statement of financial position.

(iv) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end-of-period assumptions.

(v) Operating experience variances
Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting period, such as persistency, mortality and morbidity, expenses and other factors.

(vi) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, are recorded in non-operating results.

13 Assumptions

Principal economic assumptions
The EEV basis results for the Group's operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on government bonds. Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the period.

(i) Asia operationsnotes (b), (c)

	Risk discount rate %
	New business			In force
	2015	2014		2015	2014
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China	10.2	10.6	10.2	10.2	10.6	10.2
Hong Kongnotes (b), (c)	3.9	4.3	3.7	3.9	4.2	3.7
India	13.0	13.9	13.0	13.0	13.9	13.0
Indonesia	12.5	12.2	12.0	12.5	12.2	12.0
Korea	6.4	6.8	6.7	5.8	7.1	6.5
Malaysianote (c)	6.5	6.6	6.6	6.6	6.6	6.6
Philippines	11.2	10.8	10.8	11.2	10.8	10.8
Singaporenote (c)	4.5	4.3	4.3	5.3	5.0	5.0
Taiwan	4.2	4.0	4.2	4.2	4.0	4.1
Thailand	9.7	10.6	9.5	9.7	10.6	9.5
Vietnam	13.6	15.4	14.0	13.6	15.4	14.0
Total weighted risk discount ratenote (a)	6.5	7.4	6.9	6.6	7.0	6.6

	10-year government bond yield %			Expected long-term Inflation %
	2015	2014		2015	2014
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China	3.7	4.1	3.7	2.5	2.5	2.5
Hong Kongnotes (b), (c)	2.4	2.6	2.2	2.3	2.3	2.3
India	8.0	8.9	8.0	4.0	4.0	4.0
Indonesia	8.5	8.4	7.9	5.0	5.0	5.0
Korea	2.5	3.2	2.6	3.0	3.0	3.0
Malaysianote (c)	4.0	4.1	4.1	2.5	2.5	2.5
Philippines	4.5	4.1	4.0	4.0	4.0	4.0
Singaporenote (c)	2.7	2.3	2.3	2.0	2.0	2.0
Taiwan	1.5	1.6	1.6	1.0	1.0	1.0
Thailand	3.0	3.8	2.7	3.0	3.0	3.0
Vietnam	6.8	8.7	7.2	5.5	5.5	5.5

Notes

(a)   The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the post-tax EEV basis new business result and the closing value of in force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.

(c)   Equity risk premiums in Asia range from 3.5 per cent to 8.7 per cent for all periods throughout the results. The mean equity return assumptions for the most significant equity holdings of the Asia operations were:

	2015%	2014%
	30 Jun	30 Jun	31 Dec
Hong Kong	6.4	6.6	6.2
Malaysia	10.0	10.1	10.1
Singapore	8.7	8.4	8.3

(ii) US operations

	2015%	2014%
	30 Jun	30 Jun	31 Dec
Assumed new business spread margins:*
Fixed Annuity business:**
January to June issues	1.25	1.5	1.5
July to December issues	n/a	n/a	1.5
Fixed Index Annuity business:
January to June issues	1.5	2.0	2.0
July to December issues	n/a	n/a	2.0
Institutional business	0.7	0.7	0.7
Allowance for long-term defaults included in projected spreadnote 12 (a)(viii)	0.24	0.26	0.25
Risk discount rate:
Variable annuity:
Risk discount rate	7.0	7.1	6.9
Additional allowance for credit risk included in risk discount ratenote 12 (a)(viii)	0.2	0.2	0.2
Non-variable annuity:
Risk discount rate	4.1	4.3	3.9
Additional allowance for credit risk included in risk discount ratenote 12 (a)(viii)	1.0	1.0	1.0
Weighted average total:
New business	6.9	6.9	6.7
In force	6.4	6.4	6.2
US 10-year treasury bond rate at end of period	2.4	2.6	2.2
Pre-tax expected long-term nominal rate of return for US equities	6.4	6.6	6.2
Expected long-term rate of inflation	2.9	2.6	2.8
Equity risk premium	4.0	4.0	4.0
S&P equity return volatility note 13(v)	18.0	19.0	18.0

*       including the proportion of variable annuity business invested in the general account  and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.

** including the proportion of variable annuity business invested in the general account.

(iii) UK insurance operations

	2015%	2014%
	30 Jun	30 Jun	31 Dec
Shareholder-backed annuity business:
Risk discount rate:note
New business	6.4	6.9	6.5
In force	7.1	7.8	6.9
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:note
New business	3.4	4.5	4.1
In force	3.7	4.1	3.2
Other business:
Risk discount rate: *
New business	5.9	6.1	5.5
In force	6.1	6.5	5.9
Pre-tax expected long-term nominal rates of investment return:
UK equities	6.5	7.2	6.2
Overseas equities	6.4 to 8.9	6.6 to 9.1	6.2 to 9.0
Property	5.3	5.9	4.9
15-year gilt rate	2.5	3.2	2.2
Corporate bonds	4.1	4.8	3.8
Expected long-term rate of inflation	3.3	3.3	3.0
Equity risk premium	4.0	4.0	4.0
* The half year and full year 2014 risk discount rates exclude the sold PruHealth and PruProtect businesses.

Note
For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and risk discount rates for new and in-force businesses reflect the effect of changes in asset yields. The movements in risk discount rates also reflect changes in the margin for credit risk premium, as explained in note 12(a)(viii).

Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of the financial options and guarantees as referred to in note 12(a)(iv).

(iv) Asia operations
- The stochastic cost of guarantees is primarily of significance for the Hong Kong, Korea, Malaysia, Singapore and Taiwan operations.
- The principal asset classes are government and corporate bonds.
- The asset return models are similar to the models as described for UK insurance operations below.

-    The volatility of equity returns ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent for all periods throughout these results.

(v) US operations (Jackson)
- Interest rates and equity returns are projected using a log-normal generator reflecting historical market data.
- Corporate bond returns are based on Treasury yields plus a spread that reflects current market conditions.

-    The volatility of equity returns ranges from 18 per cent to 27 per cent (half year 2014: 19 per cent to 32 per cent; full year 2014: 18 per cent to 27 per cent) and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent for all periods throughout these results.

(vi) UK insurance operations
- Interest rates are projected using a stochastic interest rate model calibrated to the current market yields.
- Equity returns are assumed to follow a log-normal distribution.
- The corporate bond return is calculated based on a risk-free bond return plus a mean-reverting spread.
- Property returns are also modelled on a risk-free bond return plus a risk premium with a stochastic process reflecting total property returns.
- The standard deviation of equities and property ranges from 15 per cent to 20 per cent for all periods throughout these results.

Operating assumptions

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan), and India (where the business model is being adapted as the industry continues to adjust to regulatory changes), expense overruns are reported where these are expected to be short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises:

-    Expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and

-    Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

Tax rates
The assumed long-term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cash flows as explained in note 12(a)(x).

The local standard corporate tax rates applicable for the most significant operations for all periods shown, are as follows:

Standard corporate tax rates	%
Asia operations:
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25.0
Malaysia	2014 and 2015: 25.0; From 2016: 24.0
Singapore	17.0
US operations	35.0
UK operations*	20.0
* The sensitivity of the embedded value as at 30 June 2015 to the effect of the future reductions in the UK corporate tax rate announced in July 2015 is shown in note 11(b).

14 Disposal of Japan Life and PruHealth and PruProtect businesses

2015 Sale of Japan Life business
On 5 February 2015, the Group completed the sale of its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings Inc, following regulatory approvals, resulting in a release of free surplus of £23 million in half year 2015.

2014 Sale of PruHealth and PruProtect businesses
The Prudential Assurance Company Limited completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited on 14 November 2014, which gave rise to a gain on disposal of £44 million for full year 2014.

The contribution to the various EEV key performance measures of these businesses at half year and full year 2014 are provided in section C of the additional unaudited information.

15 Total insurance and investment products new businessnote (i)

	Single			Regular			Annual premium and contribution equivalents (APE)			Present value of new business premiums (PVNBP)
							note 12(a)(ii)			note 12(a)(ii)
	2015 £m	2014 £m		2015 £m	2014 £m		2015 £m	2014 £m		2015 £m	2014 £m
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
Group insurance operations
Asia	1,241	955	2,272	1,242	900	2,010	1,366	996	2,237	7,340	5,378	12,331
US	8,574	8,703	15,555	-	-	-	857	871	1,556	8,574	8,703	15,555
UKnote (viii)	4,191	3,329	6,681	91	86	166	510	419	834	4,524	3,644	7,305
Group totalnote (viii)	14,006	12,987	24,508	1,333	986	2,176	2,733	2,286	4,627	20,438	17,725	35,191

Asia insurance operations
Cambodia	-	-	-	3	1	3	3	1	3	17	4	16
Hong Kong	242	175	419	495	240	603	519	258	645	3,015	1,530	3,861
Indonesia	147	101	280	168	174	357	183	184	385	762	748	1,619
Malaysia	53	42	117	100	87	189	105	91	201	630	583	1,284
Philippines	79	53	121	21	17	39	29	22	51	146	106	248
Singapore	276	264	677	125	146	289	153	172	357	1,097	1,217	2,683
Thailand	34	50	92	45	37	74	48	42	83	207	196	392
Vietnam	3	1	4	34	23	61	34	23	61	140	91	247
SE Asia operations including Hong Kong	834	686	1,710	991	725	1,615	1,074	793	1,786	6,014	4,475	10,350
Chinanote (ii)	259	117	239	63	45	81	89	57	105	487	280	550
Korea	102	97	212	64	38	92	74	48	113	398	260	609
Taiwan	27	45	83	58	49	116	61	54	124	209	214	462
Indianote (iii)	19	10	28	66	43	106	68	44	109	232	149	360
Total Asia insurance operations	1,241	955	2,272	1,242	900	2,010	1,366	996	2,237	7,340	5,378	12,331
US insurance operations
Variable annuities	6,065	6,136	10,899	-	-	-	606	614	1,090	6,065	6,136	10,899
Elite Access (variable annuity)	1,656	1,493	3,108	-	-	-	166	149	311	1,656	1,493	3,108
Fixed annuities	233	265	527	-	-	-	23	27	53	233	265	527
Fixed index annuities	210	182	370	-	-	-	21	18	37	210	182	370
Wholesale	410	627	651	-	-	-	41	63	65	410	627	651
Total US insurance operations	8,574	8,703	15,555	-	-	-	857	871	1,556	8,574	8,703	15,555
UK and Europe insurance operationsnotes *, (iv), (viii)
Individual Annuities	279	634	1,065	-	-	-	28	63	106	279	633	1,065
Bonds	1,558	1,298	2,934	-	-	-	156	130	294	1,559	1,299	2,937
Corporate Pensions	51	58	92	71	73	138	76	79	147	300	314	592
Individual Pensions	480	173	508	14	10	22	62	27	72	536	218	595
Income Drawdown	386	118	352	-	-	-	39	12	35	386	118	352
Other Products	268	12	20	6	3	6	32	4	9	295	26	54
Total Retailnote (iv)	3,022	2,293	4,971	91	86	166	393	315	663	3,355	2,608	5,595
Wholesale	1,169	1,036	1,710	-	-	-	117	104	171	1,169	1,036	1,710
Total UK and Europe insurance operationsnote (viii)	4,191	3,329	6,681	91	86	166	510	419	834	4,524	3,644	7,305
Group totalnote (viii)	14,006	12,987	24,508	1,333	986	2,176	2,733	2,286	4,627	20,438	17,725	35,191

*       In order to show the UK long-term business on a comparable basis, the half year and full year 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses (see note 14).

Investment products - funds under management notes (v), (vi), (vii)

	Half year 2015 £m
	1 Jan 2015	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2015
Eastspring Investments	25,333	11,653	(7,092)	194	30,088
M&G	137,047	20,425	(22,800)	(1,272)	133,400
Group total	162,380	32,078	(29,892)	(1,078)	163,488

	Half year 2014 £m
	1 Jan 2014	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2014
Eastspring Investments	17,927	6,869	(4,386)	668	21,078
M&G	125,989	19,322	(15,111)	2,571	132,771
Group total	143,916	26,191	(19,497)	3,239	153,849

Notes

(i)    The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

        The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in Part II of schedule 1 to the
        Regulated Activities Order under PRA regulations.

        The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(ii) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(iii) New business in India is included at Prudential's 26 per cent interest in the India life operation.

(iv)  With effect from 1 January 2015, APE and new business data for the UK and Europe Insurance Operations are presented using revised product groupings.  This aims to reflect the evolving revenue streams and present greater detail for certain elements previously included within 'Other'.

(v)    Investment products referred to in the tables for fund under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(vi)   Investment flows for the half year exclude Eastspring Money Market Funds gross inflows of £45,072 million (half year 2014: £32,065 million) and net inflows of £609 million (half year 2014: net outflows of £52 million).

(vii)  New business and market gross inflows and redemptions have been translated at an average exchange rate for the period applicable.  Funds under management at points in time are translated at the exchange rate applicable to those dates.

(viii) The 2014 UK and Europe insurance operations comparatives have been adjusted to exclude PruHealth and PruProtect APE sales of £14 million at half year 2014 (£23 million at full year 2014) and new business profit of £6 million at half year 2014 (£11 million at full year 2014), following the disposal of our 25 per cent interest in the businesses in November 2014.

Additional Unaudited Financial Information

A New Business

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under PRA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Post-tax New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our 2015 Interim Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

Notes to Schedules A(i) to A(ix)

(1) Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) so as to eliminate the impact of exchange translation.

Local currency: £		Half year 2015*	Half year 2014*	Half year 2015 vs half year 2014 appreciation (depreciation) of local currency against GBP*
Hong Kong	Average Rate	11.81	12.95	10%
	Closing Rate	12.19	13.25	9%
Indonesia	Average Rate	19,760.02	19,573.46	(1)%
	Closing Rate	20,968.02	20,270.27	(3)%
Malaysia	Average Rate	5.55	5.45	(2)%
	Closing Rate	5.93	5.49	(7)%
Singapore	Average Rate	2.06	2.10	2%
	Closing Rate	2.12	2.13	1%
India	Average Rate	95.76	101.45	6%
	Closing Rate	100.15	102.84	3%
Vietnam	Average Rate	32,832.81	35,266.15	7%
	Closing Rate	34,345.42	36,471.11	6%
Thailand	Average Rate	50.21	54.34	8%
	Closing Rate	53.12	55.49	4%
US	Average Rate	1.52	1.67	10%
	Closing Rate	1.57	1.71	9%

Local currency: £		Half year 2015*	Full year 2014	Half year 2015 vs full year 2014 appreciation (depreciation) of local currency against GBP
Hong Kong	Average Rate	11.81	12.78	8%
	Closing Rate	12.19	12.09	(1)%
Indonesia	Average Rate	19,760.02	19,538.56	(1)%
	Closing Rate	20,968.02	19,311.31	(8)%
Malaysia	Average Rate	5.55	5.39	(3)%
	Closing Rate	5.93	5.45	(8)%
Singapore	Average Rate	2.06	2.09	1%
	Closing Rate	2.12	2.07	(2)%
India	Average Rate	95.76	100.53	5%
	Closing Rate	100.15	98.42	(2)%
Vietnam	Average Rate	32,832.81	34,924.62	6%
	Closing Rate	34,345.42	33,348.46	(3)%
Thailand	Average Rate	50.21	53.51	7%
	Closing Rate	53.12	51.30	(3)%
US	Average Rate	1.52	1.65	9%
	Closing Rate	1.57	1.56	(1)%
*Average rate is for the 6 month period to 30 June.

(1a)  Insurance new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b) Insurance new business for overseas operations for 2014 has been calculated using constant exchange rates (CER).
(1c) Constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014 and 2015.

(2)    Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. Present value of new business premiums (PVNBPs) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the
         EEV new business profit.

(3)    Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(4) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5) Balance Sheet figures have been calculated at the closing exchange rate.
(6) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

(8)    Investment flows for the period exclude year-to-date Eastspring Money Market Funds (MMF) gross inflows of £45,072 million (half year 2014: £32,065 million) and net inflows of £609 million (half year 2014 net outflows:
        £52 million).

(9) Excludes Curian Variable Series Trust funds (internal funds under management).
(10) Total M&G and Eastspring excluding MMF. Funds under management for MMF amounted to £5,428 million at 30 June 2015 (30 June 2014: £4,300 million; 31 December 2014: £4,801 million).

(11)  With effect from 1 January 2015, APE and new business data for the UK and Europe Insurance Operations are presented using revised product groupings. This aims to reflect the evolving revenue streams and present greater detail for certain elements previously included within "Other".

(12)  The 2014 UK and Europe insurance operations comparatives have been adjusted to exclude PruHealth and PruProtect APE sales of £14 million at half year 2014 (£23 million at full year 2014) and new business profit of £6 million at half year 2014 (£11 million at full year 2014), following the disposal of our 25 per cent interest in the businesses in November 2014.

Schedule A(i) - New Business Insurance Operations (Actual Exchange Rates)

	Single			Regular			Annual Equivalents(2)			PVNBP(2)
	2015	2014		2015	2014		2015	2014		2015	2014
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	1,241	955	30%	1,242	900	38%	1,366	996	37%	7,340	5,378	36%
US(1a)	8,574	8,703	(1)%	-	-	N/A	857	871	(2)%	8,574	8,703	(1)%
UK(12)	4,191	3,329	26%	91	86	6%	510	419	22%	4,524	3,644	24%
Group Total '(12)	14,006	12,987	8%	1,333	986	35%	2,733	2,286	20%	20,438	17,725	15%

Asia Insurance Operations(1a)
Cambodia	-	-	N/A	3	1	200%	3	1	200%	17	4	325%
Hong Kong	242	175	38%	495	240	106%	519	258	101%	3,015	1,530	97%
Indonesia	147	101	46%	168	174	(3)%	183	184	(1)%	762	748	2%
Malaysia	53	42	26%	100	87	15%	105	91	15%	630	583	8%
Philippines	79	53	49%	21	17	24%	29	22	32%	146	106	38%
Singapore	276	264	5%	125	146	(14)%	153	172	(11)%	1,097	1,217	(10)%
Thailand	34	50	(32)%	45	37	22%	48	42	14%	207	196	6%
Vietnam	3	1	200%	34	23	48%	34	23	48%	140	91	54%
SE Asia Operations	834	686	22%	991	725	37%	1,074	793	35%	6,014	4,475	34%
inc. Hong Kong
China(6)	259	117	121%	63	45	40%	89	57	56%	487	280	74%
Korea	102	97	5%	64	38	68%	74	48	54%	398	260	53%
Taiwan	27	45	(40)%	58	49	18%	61	54	13%	209	214	(2)%
India(4)	19	10	90%	66	43	53%	68	44	55%	232	149	56%
Total Asia Insurance Operations	1,241	955	30%	1,242	900	38%	1,366	996	37%	7,340	5,378	36%

US Insurance Operations(1a)
Variable Annuities	6,065	6,136	(1)%	-	-	N/A	606	614	(1)%	6,065	6,136	(1)%
Elite Access (Variable Annuity)	1,656	1,493	11%	-	-	N/A	166	149	11%	1,656	1,493	11%
Fixed Annuities	233	265	(12)%	-	-	N/A	23	27	(15)%	233	265	(12)%
Fixed Index Annuities	210	182	15%	-	-	N/A	21	18	17%	210	182	15%
Wholesale	410	627	(35)%	-	-	N/A	41	63	(35)%	410	627	(35)%
Total US Insurance Operations	8,574	8,703	(1)%	-	-	N/A	857	871	(2)%	8,574	8,703	(1)%

UK & Europe Insurance Operations(11), (12)
Individual Annuities	279	634	(56)%	-	-	N/A	28	63	(56)%	279	633	(56)%
Bonds	1,558	1,298	20%	-	-	N/A	156	130	20%	1,559	1,299	20%
Corporate Pensions	51	58	(12)%	71	73	(3%)	76	79	(4)%	300	314	(4)%
Individual Pensions	480	173	177%	14	10	40%	62	27	130%	536	218	146%
Income Drawdown	386	118	227%	-	-	N/A	39	12	225%	386	118	227%
Other Products	268	12	2,133%	6	3	100%	32	4	700%	295	26	1,035%
Total Retail	3,022	2,293	32%	91	86	6%	393	315	25%	3,355	2,608	29%
Wholesale	1,169	1,036	13%	-	-	N/A	117	104	13%	1,169	1,036	13%
Total UK & Europe Insurance Operations	4,191	3,329	26%	91	86	6%	510	419	22%	4,524	3,644	24%
Group Total (12)	14,006	12,987	8%	1,333	986	35%	2,733	2,286	20%	20,438	17,725	15%

Schedule A(ii) - New Business Insurance Operations (Constant Exchange Rates)

Note: In schedule A(ii) constant exchange rates have been used to calculate insurance new business for overseas operations for 2014.

	Single			Regular			Annual Equivalents(2)			PVNBP(2)
	2015	2014		2015	2014		2015	2014		2015	2014
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	1,241	1,005	23%	1,242	941	32%	1,366	1,042	31%	7,340	5,627	30%
US(1a) (1b)	8,574	9,535	(10)%	-	-	N/A	857	954	(10)%	8,574	9,535	(10)%
UK(12)	4,191	3,329	26%	91	86	6%	510	419	22%	4,524	3,644	24%
Group Total (12)	14,006	13,869	1%	1,333	1,027	30%	2,733	2,415	13%	20,438	18,806	9%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	N/A	3	1	200%	3	1	200%	17	5	240%
Hong Kong	242	191	27%	495	263	88%	519	282	84%	3,015	1,676	80%
Indonesia	147	100	47%	168	173	(3)%	183	183	0%	762	741	3%
Malaysia	53	42	26%	100	85	18%	105	89	18%	630	573	10%
Philippines	79	58	36%	21	18	17%	29	24	21%	146	116	26%
Singapore	276	271	2%	125	149	(16)%	153	176	(13)%	1,097	1,245	(12)%
Thailand	34	55	(38)%	45	40	13%	48	46	4%	207	212	(2)%
Vietnam	3	1	200%	34	25	36%	34	25	36%	140	98	43%
SE Asia Operations	834	718	16%	991	754	31%	1,074	826	30%	6,014	4,666	29%
inc. Hong Kong
China(6)	259	127	104%	63	49	29%	89	62	44%	487	304	60%
Korea	102	101	1%	64	40	60%	74	50	48%	398	272	46%
Taiwan	27	48	(44)%	58	52	12%	61	57	7%	209	227	(8)%
India(4)	19	11	73%	66	46	43%	68	47	45%	232	158	47%
Total Asia Insurance Operations	1,241	1,005	23%	1,242	941	32%	1,366	1,042	31%	7,340	5,627	30%

US Insurance Operations(1a) (1b)
Variable Annuities	6,065	6,723	(10)%	-	-	N/A	606	672	(10)%	6,065	6,723	(10)%
Elite Access (Variable Annuity)	1,656	1,636	1%	-	-	N/A	166	164	1%	1,656	1,636	1%
Fixed Annuities	233	290	(20)%	-	-	N/A	23	29	(21)%	233	290	(20)%
Fixed Index Annuities	210	199	6%	-	-	N/A	21	20	5%	210	199	6%
Wholesale	410	687	(40)%	-	-	N/A	41	69	(41)%	410	687	(40)%
Total US Insurance Operations	8,574	9,535	(10)%	-	-	N/A	857	954	(10)%	8,574	9,535	(10)%

UK & Europe Insurance Operations(11), (12)
Individual Annuities	279	634	(56)%	-	-	N/A	28	63	(56)%	279	633	(56)%
Bonds	1,558	1,298	20%	-	-	N/A	156	130	20%	1,559	1,299	20%
Corporate Pensions	51	58	(12)%	71	73	(3)%	76	79	(4)%	300	314	(4)%
Individual Pensions	480	173	177%	14	10	40%	62	27	130%	536	218	146%
Income Drawdown	386	118	227%	-	-	N/A	39	12	225%	386	118	227%
Other Products	268	12	2,133%	6	3	100%	32	4	700%	295	26	1,035%
Total Retail	3,022	2,293	32%	91	86	6%	393	315	25%	3,355	2,608	29%
Wholesale	1,169	1,036	13%	-	-	N/A	117	104	13%	1,169	1,036	13%
Total UK & Europe Insurance Operations	4,191	3,329	26%	91	86	6%	510	419	22%	4,524	3,644	24%
Group Total (12)	14,006	13,869	1%	1,333	1,027	30%	2,733	2,415	13%	20,438	18,806	9%

Schedule A(iii) - Total Insurance New Business APE - By Quarter (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	507	489	548	693	681	685
US(1a)	432	439	364	321	400	457
UK (12)	230	189	209	206	169	341
Group Total '(12)	1,169	1,117	1,121	1,220	1,250	1,483

Asia Insurance Operations(1a)
Cambodia	-	1	1	1	2	1
Hong Kong	128	130	166	221	246	273
Indonesia	86	98	80	121	93	90
Malaysia	43	48	48	62	54	51
Philippines	11	11	13	16	14	15
Singapore	87	85	86	99	72	81
Thailand	25	17	18	23	28	20
Vietnam	11	12	16	22	13	21
SE Asia Operations inc. Hong Kong	391	402	428	565	522	552
China(6)	38	19	23	25	56	33
Korea	26	22	32	33	31	43
Taiwan	24	30	34	36	28	33
India(4)	28	16	31	34	44	24
Total Asia Insurance Operations	507	489	548	693	681	685

US Insurance Operations(1a)
Variable Annuities	317	297	260	216	272	334
Elite Access (Variable Annuity)	69	80	80	82	74	92
Fixed Annuities	12	15	14	12	11	12
Fixed Index Annuities	8	10	10	9	10	11
Wholesale	26	37	-	2	33	8
Total US Insurance Operations	432	439	364	321	400	457

UK & Europe Insurance Operations(11), (12)
Individual Annuities	36	27	23	20	14	14
Bonds	63	67	77	87	76	80
Corporate Pensions	40	39	38	30	33	43
Individual Pensions	12	15	21	24	27	35
Income Drawdown	5	7	11	12	14	25
Other Products	1	3	2	3	5	27
Total Retail	157	158	172	176	169	224
Wholesale	73	31	37	30	-	117
Total UK & Europe Insurance Operations	230	189	209	206	169	341
Group Total'(12)	1,169	1,117	1,121	1,220	1,250	1,483

Schedule A(iv) - Total Insurance New Business APE - By Quarter (2014 at Constant Exchange Rates)

Note:   In schedule A(iv) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014. Discrete quarters in 2015 are presented on actual exchange rates.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	530	512	573	706	681	685
US(1b)	470	484	399	329	400	457
UK (12)	230	189	209	206	169	341
Group Total'(12)	1,230	1,185	1,181	1,241	1,250	1,483

Asia Insurance Operations(1b)
Cambodia	-	1	1	1	2	1
Hong Kong	140	142	183	233	246	273
Indonesia	85	98	78	119	93	90
Malaysia	42	47	46	60	54	51
Philippines	12	12	14	17	14	15
Singapore	89	87	88	98	72	81
Thailand	27	19	18	24	28	20
Vietnam	11	14	17	23	13	21
SE Asia Operations inc. Hong Kong	406	420	445	575	522	552
China(6)	41	21	25	26	56	33
Korea	28	22	34	33	31	43
Taiwan	26	31	36	37	28	33
India(4)	29	18	33	35	44	24
Total Asia Insurance Operations	530	512	573	706	681	685

US Insurance Operations(1b)
Variable Annuities	344	328	286	221	272	334
Elite Access (Variable Annuity)	75	89	87	85	74	92
Fixed Annuities	14	15	15	13	11	12
Fixed Index Annuities	9	11	11	9	10	11
Wholesale	28	41	-	1	33	8
Total US Insurance Operations	470	484	399	329	400	457

UK & Europe Insurance Operations(11), (12)
Individual Annuities	36	27	23	20	14	14
Bonds	63	67	77	87	76	80
Corporate Pensions	40	39	38	30	33	43
Individual Pensions	12	15	21	24	27	35
Income Drawdown	5	7	11	12	14	25
Other Products	1	3	2	3	5	27
Total Retail	157	158	172	176	169	224
Wholesale	73	31	37	30	-	117
Total UK & Europe Insurance Operations	230	189	209	206	169	341
Group Total'(12)	1,230	1,185	1,181	1,241	1,250	1,483

Schedule A(v) - Total Insurance New Business APE - By Quarter (2015 and 2014 at Constant Exchange Rates)

Note:   In schedule A(v) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014 and 2015 i.e the average exchange rate for the period ended 30 June 2015 is applied to each discrete quarter  for 2014 and 2015.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1c)	530	512	573	706	675	691
US(1c)	470	484	399	329	397	460
UK (12)	230	189	209	206	169	341
Group Total'(12)	1,230	1,185	1,181	1,241	1,241	1,492

Asia Insurance Operations(1c)
Cambodia	-	1	1	1	2	1
Hong Kong	140	142	183	233	245	274
Indonesia	85	98	78	119	91	92
Malaysia	42	47	46	60	53	52
Philippines	12	12	14	17	13	16
Singapore	89	87	88	98	72	81
Thailand	27	19	18	24	28	20
Vietnam	11	14	17	23	13	21
SE Asia Operations inc. Hong Kong	406	420	445	575	517	557
China(6)	41	21	25	26	56	33
Korea	28	22	34	33	31	43
Taiwan	26	31	36	37	28	33
India(4)	29	18	33	35	43	25
Total Asia Insurance Operations	530	512	573	706	675	691

US Insurance Operations(1c)
Variable Annuities	344	328	286	221	270	336
Elite Access (Variable Annuity)	75	89	87	85	74	92
Fixed Annuities	14	15	15	13	11	12
Fixed Index Annuities	9	11	11	9	9	12
Wholesale	28	41	-	1	33	8
Total US Insurance Operations	470	484	399	329	397	460

UK & Europe Insurance Operations(11), (12)
Individual Annuities	36	27	23	20	14	14
Bonds	63	67	77	87	76	80
Corporate Pensions	40	39	38	30	33	43
Individual Pensions	12	15	21	24	27	35
Income Drawdown	5	7	11	12	14	25
Other Products	1	3	2	3	5	27
Total Retail	157	158	172	176	169	224
Wholesale	73	31	37	30	-	117
Total UK & Europe Insurance Operations	230	189	209	206	169	341
Group Total'(12)	1,230	1,185	1,181	1,241	1,241	1,492

Schedule A(vi) - Investment Operations - By Quarter (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	143,916	147,914	153,849	157,533	162,380	169,345
Net Flows:(8)	2,571	4,123	2,893	2,930	2,990	(804)
- Gross Inflows	12,146	14,045	12,847	13,670	17,512	14,566
- Redemptions	(9,575)	(9,922)	(9,954)	(10,740)	(14,522)	(15,370)
Other Movements	1,427	1,812	791	1,917	3,975	(5,053)
Total Group Investment Operations(10)	147,914	153,849	157,533	162,380	169,345	163,488

M&G
Retail
Opening FUM	67,202	68,981	71,941	73,012	74,289	75,673
Net Flows:	1,291	2,493	1,531	1,371	558	(3,976)
- Gross Inflows	7,305	7,468	6,801	7,414	8,592	5,672
- Redemptions	(6,014)	(4,975)	(5,270)	(6,043)	(8,034)	(9,648)
Other Movements	488	467	(460)	(94)	826	(2,539)
Closing FUM	68,981	71,941	73,012	74,289	75,673	69,158

Comprising amounts for:
UK	42,199	42,392	41,756	40,705	41,143	38,701
Europe (excluding UK)	25,244	27,927	29,622	31,815	32,675	28,726
South Africa	1,538	1,622	1,634	1,769	1,855	1,731
	68,981	71,941	73,012	74,289	75,673	69,158

Institutional(3)
Opening FUM	58,787	59,736	60,830	61,572	62,758	63,838
Net Flows:	152	275	138	(164)	122	921
- Gross Inflows	1,655	2,894	2,295	2,185	3,712	2,449
- Redemptions	(1,503)	(2,619)	(2,157)	(2,349)	(3,590)	(1,528)
Other Movements	797	819	604	1,350	958	(517)
Closing FUM	59,736	60,830	61,572	62,758	63,838	64,242

Total M&G Investment Operations	128,717	132,771	134,584	137,047	139,511	133,400

PPM South Africa FUM included in Total M&G	4,720	4,815	4,905	5,203	5,456	5,108

Eastspring - excluding MMF(8)
Equity/Bond/Other(7)
Opening FUM	16,109	16,753	18,259	19,893	21,893	25,687
Net Flows:	540	1,063	1,127	1,640	2,133	2,102
- Gross Inflows	2,546	3,285	3,583	3,760	5,007	6,082
- Redemptions	(2,006)	(2,222)	(2,456)	(2,120)	(2,874)	(3,980)
Other Movements	104	443	507	360	1,661	(1,772)
Closing FUM(5)	16,753	18,259	19,893	21,893	25,687	26,017

Third Party Institutional Mandates
Opening FUM	1,818	2,444	2,819	3,056	3,440	4,147
Net Flows:	588	292	97	83	177	149
- Gross Inflows	640	398	168	311	201	363
- Redemptions	(52)	(106)	(71)	(228)	(24)	(214)
Other Movements	38	83	140	301	530	(225)
Closing FUM(5)	2,444	2,819	3,056	3,440	4,147	4,071

Total Eastspring Investment Operations	19,197	21,078	22,949	25,333	29,834	30,088

US
Curian - FUM(5) (9)	6,781	6,948	7,421	7,933	8,557	8,078

Schedule A(vii) - Total Insurance New Business Profit (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2
	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m

New Business Profit(1a)
Total Asia Insurance Operations	243	494	775	1,162	309	664
Total US Insurance Operations	195	376	530	694	153	371
Total UK & Europe Insurance Operations(12)	88	139	200	259	34	155
Group Total (12)	526	1,009	1,505	2,115	496	1,190

Annual Equivalent(1a) (2)
Total Asia Insurance Operations	507	996	1,544	2,237	681	1,366
Total US Insurance Operations	432	871	1,235	1,556	400	857
Total UK & Europe Insurance Operations(12)	230	419	628	834	169	510
Group Total(12)	1,169	2,286	3,407	4,627	1,250	2,733

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	48%	50%	50%	52%	45%	49%
Total US Insurance Operations	45%	43%	43%	45%	38%	43%
Total UK & Europe Insurance Operations	38%	33%	32%	31%	20%	30%
Group Total	45%	44%	44%	46%	40%	44%

PVNBP(1a) (2)
Total Asia Insurance Operations	2,690	5,378	8,408	12,331	3,643	7,340
Total US Insurance Operations	4,323	8,703	12,352	15,555	3,998	8,574
Total UK & Europe Insurance Operations(12)	2,024	3,644	5,459	7,305	1,450	4,524
Group Total(12)	9,037	17,725	26,219	35,191	9,091	20,438

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	9.0%	9.2%	9.2%	9.4%	8.5%	9.0%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%	4.3%
Total UK & Europe Insurance Operations	4.3%	3.8%	3.7%	3.5%	2.3%	3.4%
Group Total	5.8%	5.7%	5.7%	6.0%	5.5%	5.8%

Schedule A(viii) - Total Insurance New Business Profit (2014 at Constant Exchange Rates)

Note:   In schedule A(viii) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014. The year-to-date amounts for 2015 are presented on actual exchange rates.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2
	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m

New Business Profit(1b)
Total Asia Insurance Operations	251	512	805	1,197	309	664
Total US Insurance Operations	212	412	581	750	153	371
Total UK & Europe Insurance Operations(12)	88	139	200	259	34	155
Group Total(12)	551	1,063	1,586	2,206	496	1,190

Annual Equivalent(1b) (2)
Total Asia Insurance Operations	530	1,042	1,615	2,321	681	1,366
Total US Insurance Operations	470	954	1,353	1,682	400	857
Total UK & Europe Insurance Operations(12)	230	419	628	834	169	510
Group Total(12)	1,230	2,415	3,596	4,837	1,250	2,733

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	52%	45%	49%
Total US Insurance Operations	45%	43%	43%	45%	38%	43%
Total UK & Europe Insurance Operations	38%	33%	32%	31%	20%	30%
Group Total	45%	44%	44%	46%	40%	44%

PVNBP(1b) (2)
Total Asia Insurance Operations	2,813	5,627	8,791	12,795	3,643	7,340
Total US Insurance Operations	4,697	9,535	13,536	16,822	3,998	8,574
Total UK & Europe Insurance Operations(12)	2,024	3,644	5,459	7,305	1,450	4,524
Group Total(12)	9,534	18,806	27,786	36,922	9,091	20,438

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.9%	9.1%	9.2%	9.4%	8.5%	9.0%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%	4.3%
Total UK & Europe Insurance Operations	4.3%	3.8%	3.7%	3.5%	2.3%	3.4%
Group Total	5.8%	5.7%	5.7%	6.0%	5.5%	5.8%

Schedule A(ix) - Total Insurance New Business Profit (2015 and 2014 at Constant Exchange Rates)

Note: In schedule A(ix) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014 and 2015, i.e the average exchange rates for the period ended 30 June 2015 are applied to each period for 2014 and 2015.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2
	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m
Post-tax analysis

New Business Profit(1c)
Total Asia Insurance Operations	251	512	805	1,197	306	664
Total US Insurance Operations	212	412	581	750	152	371
Total UK & Europe Insurance Operations(12)	88	139	200	259	34	155
Group Total(12)	551	1,063	1,586	2,206	492	1,190

Annual Equivalent(1c) (2)
Total Asia Insurance Operations	530	1,042	1,615	2,321	675	1,366
Total US Insurance Operations	470	954	1,353	1,682	397	857
Total UK & Europe Insurance Operations(12)	230	419	628	834	169	510
Group Total(12)	1,230	2,415	3,596	4,837	1,241	2,733

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	52%	45%	49%
Total US Insurance Operations	45%	43%	43%	45%	38%	43%
Total UK & Europe Insurance Operations(12)	38%	33%	32%	31%	20%	30%
Group Total(12)	45%	44%	44%	46%	40%	44%

PVNBP(1c) (2)
Total Asia Insurance Operations	2,813	5,627	8,791	12,795	3,615	7,340
Total US Insurance Operations	4,697	9,535	13,536	16,822	3,973	8,574
Total UK & Europe Insurance Operations(12)	2,024	3,644	5,459	7,305	1,450	4,524
Group Total(12)	9,534	18,806	27,786	36,922	9,038	20,438

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.9%	9.1%	9.2%	9.4%	8.5%	9.0%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%	4.3%
Total UK & Europe Insurance Operations(12)	4.3%	3.8%	3.7%	3.5%	2.3%	3.4%
Group Total(12)	5.8%	5.7%	5.7%	6.0%	5.4%	5.8%

B Foreign currency source of key metrics

The tables below show the Group's key free surplus, IFRS and EEV metrics analysis by contribution by currency group:

Free surplus and IFRS half year 2015 results

	Underlying free surplus generated	Pre-tax operating profit	Shareholders' funds
	%	%	%
	note (2)	notes (2),(3),(4)	notes (2),(3),(4)
US$ linked(1)	14	16	14
Other Asia currencies	11	18	18
Total Asia	25	34	32
UK sterling(3),(4)	37	21	45
US$ (4)	38	45	23
Total	100	100	100

EEV half year 2015 results
	Post-tax new business profits	Post-tax operating profit	Shareholders' funds
	%	%	%
		notes (2),(3),(4)	notes (2),(3),(4)
US$ linked(1)	40	34	30
Other Asia currencies	16	15	14
Total Asia	56	49	44
UK sterling(3),(4)	13	15	34
US$(4)	31	36	22
Total	100	100	100

Notes

(1)   US$ linked - comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.

(2) Includes long-term, asset management business and other businesses.
(3) For operating profit and shareholders' funds UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.

(4)   For shareholders' funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

C 2014 results of the sold PruHealth and PruProtect businesses

The tables below show the 2014 results of the sold PruHealth and PruProtect businesses which are excluded from the operating results for UK operations.

IFRS 2014 results
	2014 £m
	Half year	Full year
Pre-tax operating profit	8	23

EEV 2014 results
	2014 £m
	Half year	Full year
Post-tax operating profit
New business contribution	6	11
In-force profit	2	-
Total operating profit	8	11
Free Surplus 2014 results
Investment in new business	(6)	(8)
Expected in-force cash flows	5	8
Underlying Free Surplus generated	(1)	-

APE, new business contribution and PVNBP
	2014 £m
	APE	New business contribution	PVNBP
Full year 2014	23	11	166
Q3 2014	20	9	139
Half year 2014	14	6	97
Q1 2014	7	3	48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 August 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer